Exhibit 2.1


                                    CDMA AMENDMENT
                    TO CELLULAR SYSTEM PURCHASE AGREEMENT BETWEEN
                           MOTOROLA, INC. AND TRICOM, S.A.

          This Code Division Multiple Access Amendment ("CDMA Amendment") to the Cellular System Purchase Agreement and to the Installation and Optimization Services Agreement, both signed on June 7, 1994 is entered into between Motorola, Inc., a Delaware corporation, by and through its Cellular Infrastructure Group with offices at 1701 Golf Road, Rolling Meadows, Illinois 60008 U.S.A. ("Motorola") and Tricom, S.A., formerly known as Telepuerto San Isidro, S.A., a company in Dominican Republic with offices at Number 95, Lope de Vega Avenue, Santo Domingo, National District, Dominican Republic ("Tricom"), on this thirteenth (13th) day of August, 1998. Motorola and Tricom may be referred to herein as a "Party" or collectively as the "Parties."

          A. WHEREAS, on June 7, 1994, Motorola and Tricom entered into a Cellular System Purchase Agreement ("Purchase Agreement") for the supply of equipment and Software for an analog cellular system in the Dominican Republic (the "Area"); and

          B. WHEREAS, on June 7, 1994, Motorola and Tricom entered into an Installation and Optimization Services Agreement ("I&O Agreement") for the services rendered in association with the analog cellular system; and

          C. WHEREAS, Tricom has obtained or will obtain a license to operate a cellular radiotelephone system utilizing IS-95 code division multiple access technology in the Area; and

          D. WHEREAS, Motorola has the hardware and Software products for a CDMA cellular system designed to operate in the 1900 MHz band; and

          E. WHEREAS, Motorola desires to sell and license, and Tricom desires to purchase and license a CDMA Cellular System (as defined below) for the Area as set forth in this CDMA Amendment, the Purchase Agreement, and the I&O Agreement.

          NOW THEREFORE, in consideration of the mutual obligations contained herein, the Parties hereby agree to amend the Purchase Agreement as set forth below.

          1.   SCOPE OF CDMA AMENDMENT
               -----------------------

               This CDMA Amendment establishes the terms pursuant to which Motorola shall sell and license to Tricom, and Tricom shall purchase and license from Motorola the Initial CDMA Cellular System, the CDMA Expansion Products, Software, and Services as defined herein and within Attachment "A."


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          2.   DEFINITIONS
               -----------

               The following definitions shall be added to Section 1 of the Purchase Agreement.

               Code Division Multiple Access ("CDMA") Cellular System
               ------------------------------------------------------

               "CDMA Cellular System" shall mean the EMX switching equipment, base site controller, base station RF equipment, the Software licensed and other products furnished by Motorola pursuant to this CDMA Amendment for 150,000 lines as set forth in the Attachment "A" and the subsequent amendments to the Attachment "A."

               Conditional Acceptance and Final Acceptance
               -------------------------------------------

               "Conditional Acceptance" shall occur when the Parties complete the Acceptance Test Plans ("ATP"). In the event that Tricom places Phase 1 of the Initial CDMA Cellular System into Commercial Service before the Parties complete the ATPs, Motorola agrees to nevertheless complete said ATPs with Tricom. "Final Acceptance" shall occur and be evidence when Tricom signs the Acceptance Completion Certificate at that point in time when all Punchlist items have been resolved.

               With respect to the CDMA Expansion Product and Services, and considering that Tricom has entered into an IOS Agreement, Conditional and Final Acceptance shall occur in the same manner as provided above with respect to the Initial CDMA Cellular System.

               Initial CDMA Cellular System
               ----------------------------

               "Initial CDMA Cellular System" shall mean the equipment set forth in Attachment "A" for the first 36,335 lines of the CDMA Cellular System.

                    "Phase 1 of the Initial CDMA Cellular System" shall mean one (1) EMX 5000, one (1) CBSC, and the associated equipment for eighteen (18) cell sites.

                    "Phase 2 of the Initial CDMA Cellular System" shall mean the additional equipment for the first 36,335 lines as specified in Attachment "A."

               CDMA Expansion Product
               ----------------------

               "CDMA Expansion Product" shall mean all FNE, Software and other products purchased to add to or expand the Initial CDMA Cellular System as summarized in the Attachment "A" or subsequent amendments to the Attachment "A" as may be mutually agreed and signed by both Parties hereto.

               All other definitions in the Purchase Agreement and the I&O Agreement shall remain in effect.

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          3.   PAYMENT TERMS AND PRICING
               -------------------------

               3.1. General Payment Terms
                    ---------------------

                    Motorola agrees to delete the requirement of a letter of credit as specified in Section 5.1.1 of the Purchase Agreement. Motorola agrees to allow Tricom to use an open account. Motorola reserves the right to revoke the privilege of an open account in the event that Tricom is not in good standing. The Parties agree to work together to determine such good standing status.

                    In addition, due to the volume purchase of this CDMA Cellular System, Motorola agrees to extend the payment term in Section 5.1.2 of the Purchase Agreement to seventy-five (75) days from the invoice date.

                    In the event that Tricom has not made a payment after said seventy-five (75) days, Motorola agrees to advise Tricom in writing within ten (10) days of such nonpayment. Motorola further agrees to reduce the service fee to the rate of one percent (1%) for any amounts due which remains unpaid as specified in
                    Section 5.1.5 of the Purchase Agreement.

               3.2. Invoicing Terms
                    ---------------

                    For Phase 1 and Phase 2 of the Initial CDMA Cellular System and the CDMA Expansion Product, the following invoicing terms shall apply:

                    (a) Upon the shipment date, Motorola shall invoice Tricom seventy percent (70%) of value of that shipment for Phase 1 or Phase 2 of the Initial CDMA Cellular System or CDMA Expansion Product.

                    (b) Upon Conditional Acceptance, Motorola shall invoice Tricom the remaining thirty percent (30%) of the value of Phase 1 or Phase 2 of the Initial CDMA Cellular System or CDMA Expansion Product.

                    For the application of Section 14 Force Majeure of the Purchase Agreement, performance shall mean payment.

               3.3. Pricing
                    -------

                    The equipment and pricing for the 150,000 lines of the CDMA Cellular System is set forth in the Attachment "A" Summary Page. By signing this CDMA Amendment, Tricom commits to purchase and license the equipment and Software for said 150,000 lines of the CDMA Cellular System at the price set forth in the Attachment "A."

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                    In addition, Attachment "A" details the equipment and
                    pricing for the Initial CDMA Cellular System. Tricom agrees to issue a purchase order for said Initial CDMA Cellular System concurrent with the execution of this CDMA Amendment.

               3.4. Pricing for Additional Equipment
                    --------------------------------

                    In the event that Tricom desires to purchase additional equipment for the CDMA Cellular System, Motorola agrees to provide Tricom with an additional twenty-five percent (25%) discount on the RF equipment in addition to the current discount level for the analog RF equipment which Motorola gives to Tricom's partner, Motorola Network Management Group.

               3.5. Future Prices
                    -------------

                    For a period of five (5) years after the Parties sign this CDMA Amendment, Motorola agrees to extend to Tricom the same prices as specified in Attachment A for Tricom's volume purchases of additional equipment in increments of a minimum of fifty thousand (50,000) lines, based on the same design criteria as the CDMA Cellular System.

          4.   TECHNICAL SPECIFICATIONS AND PROJECT REQUIREMENTS

               4.1. The Parties agree to add the CDMA technical
                    specifications attached hereto and incorporated herein as Attachment B1.

               4.2. Motorola agrees to comply with tile following
                    requirements in addition to adhering to the technical specifications in Attachment B1:

                    4.2.1 Motorola acknowledges that Tricom may use the services of an independent third party to assist Tricom with the CDMA Cellular System including such responsibilities as review and analyze the system design for the Initial CDMA Cellular System and the CDMA Expansion Product.

                    4.2.2 Motorola warrants the system design, coverage, capacity and call quality of the CDMA Cellular System. This Motorola warranty is based on the CDMA Cellular System capacity verification Utilizing Motorola's propagation tool in conjunction with another independent tool to audit the capacity of the Initial CDMA Cellular System and the CDMA Expansion Product and mutually agreed metric drive tests on the cell site cloisters which Motorola agrees to perform prior to Conditional Acceptance of that cluster. In the event that the Parties determine that the mutually agreed criteria have not been met, Motorola will first attempt to meet such criteria through reviewing the installation and optimization of the CDMA Cellular System.

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                              If, after Motorola reviews the installation
                              and optimization of the CDMA Cellular System, the Parties determine that the criteria are still not met, then Motorola agrees to engineer a solution to meet the criteria and provide Motorola-manufactured Fixed Network Equipment, at its own expense, for that solution.

                    4.2.3     System Reliability Outage Credits.
                              ---------------------------------
                              Motorola agrees to provide Tricomwith an equipment purchase credit of (i) US $40,000.00 (forty thousand US dollars) for any unplanned system outage for a duration of more than sixty (60) minutes and (11) $500.00 (five hundred US dollars) for each additional minute after said sixty (60) minutes. Such outage must (i) render the entire CDMA Cellular System inoperative or make the completion of all outgoing or ingoing calls impossible and (ii) be due solely to the fault of Motorola-supplied equipment or Motorola personnel. The total amount of Motorola's credits shall not exceed US $1,000,000.00 (one million US dollars). At the time when Tricom issues the next valid purchase order for CDMA Expansion Product, Motorola shall apply these credits, at its option, to either future purchases of Motorola equipment or Tricom's open receivables.

                    4.2.3 Motorola agrees to provide Tricom with the following: (i) an Implementation Development Plan ("IDP") which shall include a list of the personnel assigned to this project, the services which Motorola shall provide, specific locations for the Sites, demarcation of each Party's respective responsibilities, etc., (ii) a progress report on a monthly basis indicating the status of the project,
                              (iii) a list of recommended spare parts which Tricom may purchase at its option; such list is set forth in Attachment A1. The information regarding expanding the major system components (i.e., EMX 5000, CBSCS, and the BTS 4852) is set forth in the Attachment
                              B1   Technical Specifications.

          5.   ACCEPTANCE TEST PLAN

               The Parties agree to add the Acceptance Test Plans for the CDMA Cellular System as Attachment "C," and the critical path schedule which shall set forth the parties respective responsibilities as Attachment "I" to this CDMA Amendment.

          6.   SCHEDULE, DELIVERY, AND TERMINATION

               The Parties agree to add a schedule for the Initial CDMA Cellular System as Attachment "I" to this CDMA Amendment. This schedule shall set forth the Parties respective responsibilities related to the Initial CDMA Cellular System.

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               6.1. Delivery.  Motorola agrees to ship, install, and
                    --------
                    prepare through hardware optimization Phase 1 for Conditional Acceptance in fourteen (14) weeks from the date that Motorola receives a valid purchase order from Tricom, excluding each day from the time that Tricom's
                            ---------
                    freight forwarder, Trans Mar, signs for each of Motorola's shipments until the time after Tricom notifies Motorola, and Motorola verifies and signs that each such shipment is at the respective Site.

                    Motorola further agrees to ship, install, and prepare Phase 2 of the Initial CDMA Cellular System for Conditional Acceptance within twelve (12) months from the date that Motorola receives a valid purchase order from Tricom for said Phase 2.

                    Tricom agrees to have each Site ready for installation according to the mutually agreed matrix for each Site. Tricom's sales and marketing plans are established based on the schedule for the Initial CDMA Cellular System. Therefore, time is of the essence with this CDMA Amendment. Motorola agrees to promptly notify Tricom, in writing, of any delays and/or any actual or potential labor dispute which delay or threatens to delay, the timely performance of this CDMA Amendment.

               6.2. Delays.  If Motorola fails to have Phase I of the
                    ------
                    Initial CDMA Cellular System ready for Conditional Acceptance within the fourteen (14) weeks with the exclusion specified in 6.1 above, and such failure is solely attributable to Motorola, Motorola agrees to pay liquidated damages in the amount of US $50,000.00 (fifty thousand US dollars), for each day of delay,

                    Furthermore, if Motorola fails to have Phase 2 of the Initial CDMA Cellular System ready for Conditional Acceptance within the twelve (12) months specified in
                    6.1 above, and such failure is solely attributable to Motorola, Motorola agrees to pay liquidated damages in the amount of US$50,000.00 (fifty thousand US dollars), for each day of delay.

                    The Parties agree that the maximum amount of liquidated damages which Motorola could pay to Tricom for delays of either Phase 1 and Phase 2 is a total for both Phases of US $1,000,000.00 (one million US dollars).

                    Motorola shall apply, at its option, any monies owed to Tricom for liquidated damages to either (i) future purchases of Motorola equipment or (i) Tricom's open receivables, said credits shall apply to the next valid purchase order which Tricom issues for CDMA Expansion Product.

                    The Parties agree that Motorola will not pay any liquidated damages until after the six (6) weeks period as specified in Section 6.4 below. The Parties further agree that in the event that Tricom opts to terminate


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                    this CDMA Amendment and return the Motorola-supplied
                    equipment of Phase 1 as also specified in Section 6.4, then Motorola shall not pay Tricom any such liquidated damages.

               6.3. Incentives.  If the Parties complete the ATPs for Phase
                    ----------
                    1 of the Initial CDMA Cellular System prior to the fourteen (14) weeks as specified in Section 6.1 above, Tricom agrees to pay Motorola an amount of US$50,000.00 (fifty thousand US dollars) as an incentive to Motorola, for each day that Motorola is early.

                    Furthermore, if the Parties complete the ATPs for Phase 2 of the Initial CDMA Cellular System prior to the twelve (12) month period as specified above, Tricom agrees to pay Motorola an amount of US$50,000.00 (fifty thousands US dollars) as an incentive to Motorola, for each day that Motorola is early.

                    The Parties agree that the maximum amount of money which Tricom could pay to Motorola for incentives for either Phase 1 and Phase 2 is a total for both Phases of US $1,000,000.00 (one million US dollars).

                    Tricom agrees to pay such incentives to Motorola at the time when Tricom issues the next valid purchase order to Motorola for CDMA Expansion Product.

               6.4. Termination.  If Motorola does not pass the System
                    -----------
                    Level ATPs for the Initial CDMA Cellular System, the Parties agree to work together to resolve the outstanding issues of those System Level ATPs which were not successful. if the Parties cannot resolve the outstanding issues within six (6) weeks from the completion of the first System Level ATP, and those unresolved issues were due solely to Motorola, then Tricom, at its option, may immediately terminate this CDMA Amendment and return the Motorola-supplied equipment of the Initial CDMA Cellular System. In addition, Motorola agrees to return to Tricom the money which Tricom paid to Motorola for said Motorola-supplied equipment.

          7.   OPERATION AND MAINTENANCE

               Motorola agrees to perform operation and maintenance services for a period of three (3) months from Conditional Acceptance as defined above. Motorola agrees to install, commission, optimize and monitor (i) the CBSC which includes the A+ / SS7 signaling links between the CBSC and BTSs and
               (ii) the EMX 5000 CDMA switch which includes the DMX links between the CDMA System and Tricom's analog network and the R1 and SS7 signaling links interconnecting the CDMA System and the PSTN.

               All other network links and interconnects and / or network elements of Tricom are not included in the operation and maintenance services.

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               Tricom may, at its option, purchase operation and
               maintenance services after the three (3) month period specified in the paragraph above, and Motorola agrees to provide a quote for such additional services, upon Tricom's written request.

          8.   FNE WARRANTY

               Motorola agrees to warranty the FNE for the CDMA Cellular System in accordance with the terms of Section 6 Warranties of the Purchase Agreement.

          9.   SOFTWARE

               Motorola agrees to license the Software for the CDMA System in accordance with the term of Exhibit F Software License to the Purchase Agreement.

          10.  YEAR 2000 WARRANTY

               Motorola warrants that the CDMA Cellular System which Motorola ships to Tricom pursuant to this CDMA Amendment shall be able to accurately process date data from, into and between the year 1999 and the year 2000, including leap year calculations, as necessary for the primary communication purpose(s) for which the specific CDMA Cellular System is designed when Tricom uses the CDMA Cellular System in accordance with Motorola's documentation, provided that all other products used in combination with the CDMA Cellular System properly exchange date data with the CDMA Cellular System. This warranty shall extend through May 1, 2000. Shipments prior to January 1, 1999 may require upgrades to be year 2000 ready. Motorola shall make hardware modifications (including upgrades) available, at no additional charge, for those modifications which are required solely to accommodate Year 2000 ready software modifications (including upgrades). All other hardware modifications to accommodate software modifications (including upgrades) shall be made available at all additional charge.

               IN THE EVENT OF A BREACH OF THIS YEAR 2000 WARRANTY, TRICOM'S SOLE AND EXCLUSIVE REMEDY SHALL BE TO REPAIR AND / OR REPLACE.

          11.  ARBITRATION

               Any dispute arising out of or in connection with this CDMA Amendment shall be submitted for arbitration in Miami, Florida U.S.A. to be conducted by the American Arbitration Association in accordance with its substantive and procedural rules, with the exception of intellectual property rights which shall be submitted to a court of law in the State of Illinois. All such proceedings shall be conducted in English and a daily transcript in shall be prepared in English. In the event that a dispute arises between Tricom and Motorola, three arbitrators shall be selected as follows. One shall be selected by Tricom arid the other one by Motorola, and the third arbitrator shall be

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               selected by the other two arbitrators, which third
               arbitrator shall concurrently serve as Chairman of the arbitration panel; provided, that if either Tricom or Motorola does not select an arbitrator, then the arbitrator selected by the other Party may select the remaining two arbitrators. All of the arbitrators shall be fluent in both the English and Spanish languages. The English language text of this CDMA Amendment shall be used in any arbitration proceedings commenced pursuant to this Section. Arbitration awards shall be final and binding upon the parties hereto. The costs of arbitration shall be reasonably determined by the arbitration panel. Any award of the arbitrators shall be enforceable by any court having jurisdiction over the Party or Parties against which the award has been rendered, or wherever assets of the Party or Parties against which the award has been rendered call be located.

          12.  AUTHORITY

               Each party represents and warrants that (i) it has obtained all necessary approvals consents and authorization to enter into this CDMA Amendment and to perform and carry out its obligations, (ii) the persons executing this CDMA Amendment have express authority to do so, and in so executing this CDMA Amendment, bind the party, and (iii) this CDMA Amendment is a valid and binding obligation of such party, enforceable in accordance with its terms.

          13.  RATIFICATION AND INTEGRATION

               Except as specifically stated in this CDMA Amendment, nothing contained herein shall in any way alter, waive, annul, vary or affect any terms, condition or provision of the Purchase Agreement or the I&O Agreement. It is the intent of the Parties that all of the terms, conditions and provisions of the Purchase Agreement and the I&O Agreement shall be in all other respects ratified, confirmed and continue in full force and effect. This CDMA Amendment and the Attachments constitute the entire agreement, representation, whether oral or written. No modification, amendment or other change may be made to this CDMA Amendment unless reduce to writing and executed by authorized representatives of both Parties.

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          IN WITNESS WHEREOF, the Parties hereto have caused this CDMA
          Amendment to be duly executed by their duly authorized officers as of the day and year first above written.


          MOTOROLA, INC.                     TRICOM
          CELLULAR INFRASTRUCTURE
            GROUP

          BY:  /s/ Daniel C. Przybylski      BY:   /s/ Marcos J. Troncoso
             --------------------------            ------------------------

          NAME:  Daniel C. Przybylski        NAME:  Marcos J. Troncoso M.


          TITLE:  Corporate Vice President   TITLE:  Executive Vice-
                  and Regional Director of           President and
                  Operations Caribbean and           Directors of
                  Latin America                      Secretary of the
                                                     Board of Tricom, S.A.